(912) 443-2075

bsmith@cititrends.com

January 29, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tia Jenkins, Senior Assistant Chief Accountant

Re:	Citi Trends, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended February 2, 2013
Filed April 17, 2013
File No. 000-51315

Dear Ms. Jenkins:

We hereby submit the Company’s response to the Staff’s comments conveyed in a letter to the Company dated January 22, 2014 in connection with the Staff’s review of the Company’s Form 10-K for fiscal year ended February 2, 2013.  For your convenience, we have reproduced the Staff’s comments in bold preceding our response.

In connection herewith, the Company hereby acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended February 2, 2013

General

1.                                      The Current Fiscal Year End field in the Company Data section of EDGAR is blank. Please revise it to reflect your fiscal year end.

Response:

We confirm that we have now inserted our fiscal year end in the Company Data section of EDGAR.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-6

2.                                      You have a separate line item on the face of your statement of operations for depreciation and amortization. Please revise your footnote disclosure in future filings to clarify whether or not you allocate a portion of your depreciation and amortization to cost of sales. If you do not allocate a portion to cost of sales, please remove the gross profit subtotal from your future filings and relabel the cost of sales line item throughout the filing to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11:B. Please provide us your proposed disclosure.

Response:

This will confirm that in future filings we will revise our footnote disclosure by adding the following statement at the end of the “Cost of Sales” section of footnote 2, “Summary of Significant Accounting Policies”:

“Depreciation and amortization are also not considered components of cost of sales and are included as a separate line item in the consolidated statements of operations.”

In addition, we will remove the gross profit subtotal and relabel the cost of sales line item to:  “Cost of Sales (exclusive of depreciation and amortization shown separately below)”.

Note 2. Summary of Significant Accounting Policies

(j) Cost of Sales, page F-10

3.                                      For the costs associated with your distribution center that are excluded from cost of sales, please tell us the related amounts for each period presented and explain how you concluded that these amounts were not directly or indirectly incurred in bringing an article to its existing condition and location — the store from which it will be sold. Refer to ASC 330-10-30-1. In future filings, please also disclose the amounts of distribution costs excluded from cost of sales in each period presented, if material. Please provide us your proposed disclosure.

Response:

As requested, the costs associated with our distribution centers (excluding depreciation) were as follows for the years presented ($ in thousands):

Fiscal 2012	$13,387	(2.0% of sales)
Fiscal 2011	$12,276	(1.9% of sales)
Fiscal 2010	$11,262	(1.8% of sales)

We have not included distribution costs within cost of sales, as we do not produce merchandise, perform any processing on the merchandise, or otherwise enhance the merchandise at the distribution centers.  The merchandise flows through the distribution centers either in the cartons in which it was received from our suppliers, or we break the quantities received into smaller quantities for stores.  This will confirm that in future filings we will revise the “Cost of Sales” section of footnote 2, “Summary of

Significant Accounting Policies”, to disclose the amount of distribution costs excluded from cost of sales in each period presented.  Combined with the response in 2. above, the new footnote will read as follows:

“Cost of sales includes the cost of inventory sold during the period and transportation costs, including inbound freight related to inventory sold and freight from the distribution centers to the stores, net of discounts and allowances.  Distribution center costs, store occupancy expenses and advertising expenses are not considered components of cost of sales and are included as part of selling, general and administrative expenses.  Depreciation and amortization are also not considered components of cost of sales and are included as a separate line item in the consolidated statements of operations.  Distribution center costs (exclusive of depreciation and amortization) for fiscal 2013, 2012 and 2011 were $xx million, $13.4 million and $12.3 million, respectively.”

(q) Business Reporting Segments, page F-11

4.                                      On page 4, you disclose your merchandise assortment by classification. In future filings, please similarly disclose in your segment footnote your revenues from external customers by merchandise classification. Refer to ASC 280-10-50-40. Please provide us your proposed disclosure.

Response:

This will confirm that in future filings we will revise our footnote disclosure by adding the following statement at the end of the “Business Reporting Segments” section of footnote 2, “Summary of Significant Accounting Policies”:

“The Company’s merchandise assortment by classification as a percentage of net sales for fiscal 2013, 2012 and 2011 is as follows:”  This statement will then be followed by the same table as is shown on page 4 of Form 10-K.

If you have any questions regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at (912) 443-2075.

Sincerely,

/s/ Bruce D. Smith
Bruce D. Smith
Chief Financial Officer